Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-225551

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 29, 2019.

UBS AG
$
Capped Leveraged Buffered MSCI EAFE® Index-Linked Medium-Term Notes due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second business day after the determination date) is based on the performance of the MSCI EAFE® Index as measured from the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date). If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and will be a level equal to the closing level of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,190.50 and $1,223.50 for each $1,000 face amount of your notes). If the final underlier level declines by up to 5.00% from the initial underlier level, you will receive the face amount of your notes. If the final underlier level declines by more than 5.00% from the initial underlier level, the return on your notes will be negative. Specifically, you will lose approximately 1.0526% for every 1% negative underlier return below the buffer level of 95.00% of the initial underlier level. You could lose your entire investment in the notes.

To determine your cash settlement amount, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 300.00% times (c) the underlier return, subject to the maximum settlement amount;

•	if the underlier return is zero or negative but not below -5.00% (the final underlier level is equal to or less than the initial underlier level but not by more than 5.00%), $1,000; or

•	if the underlier return is negative and is below -5.00% (the final underlier level is less than the initial underlier level by more than 5.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 105.26% times (b) the sum of the underlier return plus 5.00% times (c) $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Additional Risk Factors Specific To Your Notes” beginning on page 9 of this preliminary pricing supplement. You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated initial value of the notes as of the trade date is expected to be between $949.30 and $979.30 per $1,000 face amount. The range of the estimated initial value of the notes was determined on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the notes, see “Additional Risk Factors Specific To Your Notes - Fair Value Considerations” and “Additional Risk Factors Specific To Your Notes - Limited or No Secondary Market and Secondary Market Price Considerations” beginning on page 10 of this preliminary pricing supplement.

Original issue date:	, 2019	Original issue price*:	100.00% of the face amount
Underwriting discount*:	Up to 1.67% of the face amount	Net proceeds to the issuer:	At least 98.33% of the face amount

* The original issue price for certain investors will be between 98.33% and 100% of the face amount, reflecting a foregone underwriting discount with respect to such notes; see “Supplemental plan of distribution (conflicts of interest); secondary markets (if any)” beginning on page 4.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this preliminary pricing supplement, the accompanying product supplement, the accompanying index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

UBS Securities LLC

Pricing Supplement dated         , 2019.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of the final pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

UBS Securities LLC, our affiliate, will purchase the notes from UBS for distribution to one or more registered broker dealers (“dealers”). UBS Securities LLC, the dealers or any of their respective affiliates may use this preliminary pricing supplement in market-making transactions in notes after their initial sale. Unless UBS, UBS Securities LLC, the dealers or any of their respective affiliates selling such notes to you informs you otherwise in the confirmation of sale, the pricing supplement to which this preliminary pricing supplement relates is being used in a market-making transaction. See “Supplemental plan of distribution (conflicts of interest); secondary markets (if any)” in this preliminary pricing supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

SUMMARY INFORMATION

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the notes and an index supplement for various securities we may offer, including the notes), with the Securities and Exchange Commission, or SEC, for the offering to which this preliminary pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Underlier-Linked Notes product supplement dated November 1, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000091412118002089/ub46174527-424b2.htm
♦	Index Supplement dated October 31, 2018:

http://www.sec.gov/Archives/edgar/data/1114446/000091412118002083/ub46174419-424b2.htm

♦	Prospectus dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000119312518314003/d612032d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this preliminary pricing supplement, “notes” refer to the Capped Leveraged Buffered MSCI EAFE® Index -Linked Medium-Term Notes that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying product supplement” mean the UBS Underlier-Linked Notes product supplement, dated November 1, 2018, references to the “accompanying index supplement” mean the UBS index supplement dated October 31, 2018 and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated October 31, 2018.

This preliminary pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” beginning on page 9 and in “Risk Factors” on page PS-31 in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisors before deciding to invest in the notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

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Investor Suitability

The notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the full downside market risk of an investment in the stocks comprising the underlier (the “underlier stocks”), subject to the buffer level.
♦	You believe the level of the underlier will appreciate over the term of the notes and the final underlier level is unlikely to exceed the cap level (to be set on the trade date and expected to be between 106.35% and 107.45% of the initial underlier level).
♦	You understand and accept that your return on the notes is limited by the maximum settlement amount and you are willing to invest in the notes based on the maximum settlement amount (to be set on the trade date and expected to be between $1,190.50 and $1,223.50 for each $1,000.00 face amount of your notes).
♦	You can tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the level of the underlier or the price of the underlier stocks.
♦	You do not seek guaranteed current income from your investment and are willing to forego any dividends paid on the stocks included in the underlier.
♦	You are willing to hold the notes to maturity, a term expected to be between 18 and 21 months, and accept that there may be little or no secondary market for the notes.
♦	You seek an investment with exposure to companies in the developed markets of Europe, Asia, Australia and the Far East.
♦	You are willing to assume the credit risk of UBS for all payments under the notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.
♦	You understand that the estimated initial value of the notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.
♦	You require an investment designed to guarantee a full return of principal at maturity.
♦	You cannot tolerate a loss of all or a substantial portion of your investment or are not willing to make an investment that may have the full downside market risk of an investment in the underlier or the underlier stocks, subject to the buffer level.
♦	You believe that the level of the underlier will decline during the term of the notes and the final underlier level will likely be less than the initial underlier level by more than 5.00%, or you believe the level of the underlier will appreciate over the term of the notes and that the final underlier level is likely to exceed the cap level (to be set on the trade date and expected to be between 106.35% and 107.45% of the initial underlier level).
♦	You seek an investment that has unlimited return potential without a cap on appreciation or you are unwilling to invest in the notes based on the maximum settlement amount (to be set on the trade date and expected to be between $1,190.50 and $1,223.50 for each $1,000.00 face amount of your notes).
♦	You cannot tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the level of the underlier or the price of the underlier stocks.
♦	You seek guaranteed current income from this investment or prefer to receive the dividends paid on the underlier stocks.
♦	You are unable or unwilling to hold the notes to maturity, a term expected to be between 18 and 21 months, or you seek an investment for which there will be an active secondary market.
♦	You do not seek an investment with exposure to companies in the developed markets of Europe, Asia, Australia and the Far East.
♦	You are not willing to assume the credit risk of UBS for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Additional Risk Factors Specific To Your Notes” in this preliminary pricing supplement and the more detailed “Risk Factors” in the accompanying product supplement for risks related to an investment in the notes.

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Key Terms

Issuer: UBS AG London Branch

Underlier: MSCI EAFE® Index (Bloomberg symbol, “MXEA Index”), as maintained by MSCI Inc. (“MSCI” or the “underlier sponsor”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement:

•	type of notes: notes linked to a single underlier
•	averaging dates: not applicable
•	cap level: yes, as described below
•	buffer level: yes, as described below
•	interest: not applicable

Face amount: Each note will have a face amount of $1,000; $         in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional aggregate face amount of the notes subsequent to the date of the final pricing supplement. The issue price, underwriting discount, and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of the final pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Purchase at amount other than face amount: The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific To Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” in this preliminary pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: You will be obligated pursuant to the terms of the notes — in the absence of a statutory or regulatory change or an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a prepaid derivative contract in respect of the underlier, as described under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. Pursuant to this approach, based on certain factual representations received from us, our counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that upon the taxable disposition of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. The Internal Revenue Service (the “IRS”) might not agree with this treatment, however, in which case, the timing and character of income or loss on your note could be materially and adversely affected.

Additionally, we will not attempt to ascertain whether any issuers of the underlier stocks would be treated as a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”). If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply to U.S. holders upon the taxable disposition (including cash settlement) of the notes. You should refer to information filed with the SEC or an equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. U.S. Treasury Department (the “Treasury”) regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta-one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2021.

Based on our determination that the notes are not “delta-one” with respect to the underlier or any U.S. underlier stocks, our counsel is of the opinion that the notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore,

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the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the underlier, underlier stocks or your notes, and following such occurrence your notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if you enter, or have entered, into certain other transactions in respect of the underlier, underlier stocks or the notes. If you enter, or have entered, into other transactions in respect of the underlier, underlier stocks or the notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your notes in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA generally apply to certain “withholdable payments” and will generally not apply to gross proceeds on a sale or disposition and will generally apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. We will not pay additional amounts with respect to such withholding taxes discussed above. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Subject to the paragraph above, you should read the discussion under “Material U.S. Federal Income Tax Consequences — Foreign Account Tax Compliance Act” in the accompanying product supplement and consult your tax advisor concerning the potential application of the Foreign Account Tax Compliance Act.

For more information about the tax consequences of an investment in the notes, you should review carefully the section of the accompanying product supplement entitled “Material U.S. Federal Income Tax Consequences”.

Cash settlement amount (on the stated maturity date): For each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;
•	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;
•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or
•	if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount.

Initial underlier level: the closing level of the underlier on the trade date

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Notes — Market Disruption Event — Consequences of a Market Disruption Event or a Non-Trading Day” and “General Terms of the Notes — Discontinuance of or Adjustments to the Index Underlier or an Index Basket Underlier; Alteration of Method of Calculation” in the accompanying product supplement

Additional Market Disruption Event: Notwithstanding any provision to the contrary in the accompanying product supplement, if the underlier is calculated and published by the underlier sponsor, a market disruption event may occur if underlier constituents constituting 20% or more, by weight, of the underlier or any constituent index of the underlier, or option or futures contracts, if available, relating to the underlier or any constituent index of the underlier, or underlier constituents constituting 20% or more, by weight, of the underlier or any constituent index of the underlier do not trade on what were the respective primary markets for those underlier constituents or contracts, as determined by the calculation agent, including when one or more applicable markets are closed for trading under ordinary circumstances.

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 300.00%

Cap level (to be set on the trade date): a level of the underlier expected to be between 106.35% and 107.45% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,190.50 and $1,223.50.

Buffer level: 95.00% of the initial underlier level

Buffer amount: 5.00%

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Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 105.26%

Trade date: [ ]

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth business day following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be between 18 and 21 months after the trade date, subject to adjustment as described under “General Terms of the Notes — Determination Date” in the accompanying product supplement.

Stated maturity date (to be set on the trade date): a specified date that is expected to be the second business day after the determination date, subject to adjustment as described under “General Terms of the Notes — Stated Maturity Date” in the accompanying product supplement, provided, however, that if the determination date is postponed as provided under “Determination date” above, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

No interest: The offered notes will not bear interest.

No redemption: The offered notes will not be subject to a redemption right or price dependent redemption right.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

Closing level: The closing level of the underlier as reported on Bloomberg Professional® Service (“Bloomberg”). Currently, the closing level of the underlier as reported on Bloomberg is published to fewer decimal places than the closing level published by the underlier sponsor. As a result, the closing level of the underlier reported by Bloomberg generally may be lower or higher than the closing level published by the underlier sponsor.

Business day: as described under “General Terms of the Notes — Business Day” in the accompanying product supplement

Trading day: When we refer to a trading day with respect to the underlier, we mean a day on which the underlier is calculated and published by the underlier sponsor, regardless of whether one or more of the principal securities markets for the underlier stocks are closed on that day.

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” in the accompanying product supplement

ERISA: as described under “ERISA Considerations” in the accompanying product supplement

Supplemental plan of distribution (conflicts of interest); secondary markets (if any): UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate face amount of the notes specified on the front cover of the final pricing supplement. UBS Securities LLC proposes initially to offer the notes to certain unaffiliated securities dealers at an original issue price set forth on the cover page of this preliminary pricing supplement less a concession not in excess of 1.67% of the face amount. The original issue price for notes purchased by certain fee-based advisory accounts will be between 98.33% and 100.00% of the face amount, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this preliminary pricing supplement with respect to such notes may be as low as 0.00%).

We expect to deliver the notes against payment therefor in New York, New York on                     , 2019, which is expected to be the fifth business day following the date of the final pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (T + 2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in the offering within the meaning of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121.

UBS Securities LLC and its affiliates may offer to buy or sell the notes in the secondary market (if any) at prices greater than UBS’ internal valuation: The value of the notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 3 months after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other requests from and negotiated arrangements with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the notes, see “Additional Risk Factors Specific To Your Notes — Fair value considerations” and “Additional Risk Factors Specific To Your Notes — Limited or No Secondary Market and Secondary Market Price Considerations” in this preliminary pricing supplement.

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Prohibition of Sales to EEA Retail Investors: The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Calculation agent: UBS Securities LLC

CUSIP no.: 90270KXB0

ISIN no.: US90270KXB06

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

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HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to our pricing models) will be less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific To Your Notes — Fair Value Considerations — The Issue Price You Pay for the Notes Will Exceed Their Estimated Initial Value” in this preliminary pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000.00
Upside participation rate	300.00%
Cap level	106.90% of the initial underlier level (the midpoint of the range set forth herein)
Maximum settlement amount	$1,207.00 (the midpoint of the range set forth on the cover page of this preliminary pricing supplement)
Buffer level	95.00% of the initial underlier level
Buffer rate	Approximately 105.26%
Buffer amount	5.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date.
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier.
Notes are purchased on original issue date at the face amount and held to the stated maturity date.

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return or the cap level, or the maximum settlement amount, each of which will affect the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this preliminary pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” in this preliminary pricing supplement. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this preliminary pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

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The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
150.000%	120.700%
140.000%	120.700%
130.000%	120.700%
120.000%	120.700%
115.000%	120.700%
110.000%	120.700%
106.900%	120.700%
105.000%	115.000%
100.000%	100.000%
98.000%	100.000%
96.000%	100.000%
95.000%	100.000%
90.000%	94.737%
85.000%	89.474%
80.000%	84.211%
70.000%	73.684%
60.000%	63.158%
50.000%	52.632%
25.000%	26.316%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 26.316% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 73.684% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.00% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 120.700% of each $1,000.00 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 106.900% of the initial underlier level.

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The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 95.000% (the section left of the 95.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 106.900% (the section right of the 106.900% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific To Your Notes – Market Risk” and “Additional Risk Factors Specific To Your Notes – If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” in this preliminary pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, the cap level and the maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

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ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus, dated October 31, 2018, and “Risk Factors” in the accompanying product supplement, dated November 1, 2018. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated October 31, 2018, as supplemented by the accompanying index supplement, dated October 31, 2018 and the accompanying product supplement, dated November 1, 2018, of UBS. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment In The Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (a) the buffer rate times (b) the sum of the underlier return plus the buffer amount times (c) $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes. Specifically, you will lose approximately 1.0526% for every 1% negative underlier return below the buffer level.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Upside Participation Rate Applies Only At Maturity

You should be willing to hold your notes to maturity. If you are able to sell your notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the upside participation rate of the notes and the return you realize may be less than the underlier return multiplied by the upside participation rate, even if such return is positive. You can receive the full benefit of any positive underlier return multiplied by the upside participation rate subject to the maximum settlement amount, only if you hold your notes to maturity.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes and the positive effects of the upside participation rate on any positive underlier return will be limited because of the cap level, which will be set on the trade date. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a conventional debt security of comparable maturity that bears interest at a prevailing market rate.

The Notes Are Subject to the Credit Risk of the Issuer

The notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes and you could lose your entire initial investment.

Market Risk

The return on the notes is directly linked to the performance of the underlier and indirectly linked to the value of the underlier stocks, and the extent to which the underlier return is positive or negative. The level of the underlier can rise or fall sharply due to factors specific to the underlier stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You may lose some or all of your initial investment.

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Fair Value Considerations

The Issue Price You Pay for the Notes Will Exceed Their Estimated Initial Value

The issue price you pay for the notes will exceed their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and projected profits. As of the close of the relevant markets on the trade date, we will determine the estimated initial value of the notes by reference to our internal pricing models and it will be set forth in the final pricing supplement. The pricing models used to determine the estimated initial value of the notes incorporate certain variables, including the level of the underlier, the volatility of the underlier, any expected dividends on the underlier stocks, prevailing interest rates, the term of the notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The underwriting discount, hedging costs, issuance costs, projected profits and the difference in rates will reduce the economic value of the notes to you. Due to these factors, the estimated initial value of the notes as of the trade date will be less than the issue price you pay for the notes.

The Estimated Initial Value Is a Theoretical Price; the Actual Price that You May Be Able to Sell Your Notes in Any Secondary Market (if Any) at Any Time After the Trade Date May Differ From the Estimated Initial Value

The value of your notes at any time will vary based on many factors, including the factors described above and in “—Market Risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the notes determined by reference to our internal pricing models. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

Our Actual Profits May Be Greater or Less than the Differential Between the Estimated Initial Value and the Issue Price of the Notes as of the Trade Date

We may determine the economic terms of the notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the notes.

Limited or No Secondary Market and Secondary Market Price Considerations

There May Be Little or No Secondary Market for the Notes

The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the notes will develop. UBS Securities LLC and its affiliates may make a market in the notes, although they are not required to do so and may stop making a market at any time. If you are able to sell your notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

The Price at which UBS Securities LLC and Its Affiliates May Offer to Buy the Notes in the Secondary Market (if Any) May Be Greater than UBS’ Valuation of the Notes at that Time, Greater than Any Other Secondary Market Prices Provided by Unaffiliated Dealers (if Any) and, Depending on Your Broker, Greater than the Valuation Provided on Your Customer Account Statements

For a limited period of time following the issuance of the notes, UBS Securities LLC or its affiliates may offer to buy or sell such notes at a price that exceeds (i) our valuation of the notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Summary Information – Key Terms – “Supplemental plan of distribution (conflicts of interest); secondary markets (if any)” herein. Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the notes. As described above, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Securities LLC reflects this temporary positive differential on its customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

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Price of Notes Prior to Maturity

The market price of the notes will be influenced by many unpredictable and interrelated factors, including the level of the underlier; the volatility of the underlier; the dividend rate paid on the underlier stocks; the time remaining to the maturity of the notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS and the then current bid-ask spread for the notes.

Impact of Fees and the Use of Internal Funding Rates Rather than Secondary Market Credit Spreads on Secondary Market Prices

All other things being equal, the use of the internal funding rates described above under “—Fair Value Considerations” as well as the inclusion in the original issue price of the underwriting discount, hedging costs, issuance costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the notes in any secondary market.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Notes – Market Disruption Event – Consequences of a Market Disruption Event or a Non-Trading Day” and “—Discontinuance of or Adjustments to the Index Underlier or an Index Basket Underlier; Alteration of Method of Calculation” in the accompanying product supplement. Therefore, if the closing level of the underlier dropped precipitously to a level that is less than the buffer level on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of the final pricing supplement. The issue price, underwriting discount and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of the final pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the original issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

In addition, the impact of the buffer level on the return on your investment, and the extent to which the buffer level will diminish your exposure to any negative underlier return will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the buffer level, while still providing some protection against exposure to any negative underlier return, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Lastly, the impact of the cap level on the return on your investment, and the extent to which the cap level will diminish your exposure to any positive underlier return (as leveraged by the upside participation rate), will also depend on the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

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If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier. Changes in the level of the underlier may not result in a comparable change in the market value of your notes. This is because your cash settlement amount at maturity will be based on the final underlier level and subject to the maximum settlement amount. If the underlier return is negative and the final underlier level is less than the buffer level, you could lose all or a substantial portion of your investment in the notes. We discuss some of the reasons for this disparity under “Risk Factors — Risks Related to Liquidity and Secondary Market Issues — The market value of the notes may be influenced by unpredictable factors” in the accompanying product supplement.

The Underlier Reflects Price Return, Not Total Return

The return on your notes is based on the performance of the underlier, which reflects the changes in the market prices of the underlier stocks. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the underlier stocks. The return on your notes will not include such a total return feature or dividend component.

The Notes are Considered “Hold To Maturity” Products

Generally, there is no liquid market for the notes.

Changes Affecting The Underlier Could Have An Adverse Effect On The Value of The Notes and the Amount You Will Receive at Maturity of Your Notes

The policies of the underlier sponsor concerning the underlier, additions, deletions or substitutions of the underlier stocks and the manner in which changes affecting the underlier stocks or the issuers of any underlier stocks (such as stock dividends, reorganizations or mergers) are reflected in the underlier, could affect the level of the underlier, and, therefore, could affect the amount payable on your notes at maturity and the market value of your notes prior to maturity. The amount payable on the notes and their market value could also be affected if the underlier sponsor changes these policies, for example by changing the manner in which it calculates the underlier, or if the underlier sponsor discontinues or suspends calculation or publication of the underlier, in which case it may become difficult to determine the market value of the notes. If events such as these occur, or if the final underlier level is not available because of a market disruption event, non-trading day or for any other reason, and no successor underlier is selected, the calculation agent-which initially will be UBS Securities LLC, an affiliate of UBS-may determine the final underlier level - and thus the amount payable at maturity-in a manner it considers appropriate.

Your Notes Are Subject to Non-U.S. Securities Market Risk

The underlier is subject to risks associated with non-U.S. securities markets, specifically the regions of Europe, Asia, Australia and the Far East. An investment in notes linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities and futures markets may be more volatile than U.S. securities and futures markets, and market developments may affect non-U.S. markets differently from U.S. securities and futures markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Similarly, regulations of the Commodity Futures Trading Commission generally do not apply to trading on non-U.S. exchanges, and trading on non-U.S. exchanges may involve different and greater risks than trading on U.S. exchanges. Securities and futures prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities and futures markets, include the possibility of recent or future changes in the non-U.S. government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities or futures contracts and the possibility of fluctuations in the rate of exchange between currencies. The United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes Are Subject to Currency Exchange Risk

Because the prices of the underlier stocks are converted into U.S. dollars by the underlier sponsor for the purposes of calculating the level of the underlier, you will be exposed to currency exchange rate risk with respect to each of the currencies in which the underlier stocks trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of the underlier stocks denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the level of the underlier will be adversely affected and consequently the payment at maturity of the notes, if any, may be reduced.

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UBS Cannot Control Actions By the Underlier Sponsor and the Underlier Sponsor Has No Obligation To Consider Your Interests

UBS and its affiliates are not affiliated with the underlier sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlier. The underlier sponsor is not involved in the notes offering in any way and has no obligation to consider your interest as an owner of the notes in taking any actions that might affect the market value of your notes.

Potential Conflict of Interest

UBS and its affiliates may engage in business related to the underlier or underlier stocks, which may present a conflict between the obligations of UBS and you, as a holder of the notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine the underlier return and the cash settlement amount, if any, based on the closing level of the underlier on the determination date. The calculation agent can postpone the determination of the final underlier level if a market disruption event occurs and is continuing on the determination date. As UBS determines the economic terms of the notes, including the upside participation rate, the cap level and the buffer level, and such terms include the underwriting discount, hedging costs, issuance costs and projected profits, the notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

Furthermore, given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending the sale of your notes in the secondary market. UBS or its affiliates may earn additional profits (or potentially incur losses) as a result of payments pursuant to such hedging activities. In performing these duties, the economic interests of UBS, UBS Securities LLC, the dealers or their respective affiliates are potentially adverse to your interests as an investor in the notes. Additionally, hedging activities may adversely affect the market value of your notes and the amount we will pay on your notes.

Potentially Inconsistent Research, Opinions or Recommendations By UBS

UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the underlier to which the notes are linked.

The Notes Are Not Bank Deposits

An investment in the notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

If UBS Experiences Financial Difficulties, FINMA has the Power to Open Restructuring or Liquidation Proceedings in Respect of, and/or Impose Protective Measures in Relation to, UBS, which Proceedings or Measures may have a Material Adverse Effect on the Terms and Market Value of the Notes and/or the Ability of UBS to Make Payments Thereunder

The Swiss Financial Market Supervisory Authority (“FINMA”) has broad statutory powers to take measures and actions in relation to UBS if (i) it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or (ii) UBS fails to fulfil the applicable capital adequacy requirements (whether on a standalone or consolidated basis) after expiry of a deadline set by FINMA. If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings. The resolution regime of the Swiss Banking Act is further detailed in the FINMA Banking Insolvency Ordinance (“BIO-FINMA”). In a restructuring proceeding, FINMA, as resolution authority, is competent to approve the resolution plan. The resolution plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the conversion of UBS’ debt and/or other obligations, including its obligations under the notes, into equity (a “debt-to-equity” swap), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the notes. The BIO-FINMA provides that a debt-to-equity swap and/or a write-off of debt and other obligations (including the notes) may only take place after (i) all debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital have been converted into equity or written-off, as applicable, and (ii) the existing equity of UBS has been fully cancelled. While the BIO-FINMA does not expressly address the order in which a write-off of debt instruments other than debt instruments qualifying as additional tier 1 capital or tier 2 capital should occur, it states that debt-to-equity swaps should occur in the following order: first, all subordinated claims not qualifying as regulatory capital; second, all other claims not excluded by law from a

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debt-to-equity swap (other than deposits); and third, deposits (in excess of the amount privileged by law). However, given the broad discretion granted to FINMA as the resolution authority, any restructuring plan in respect of UBS could provide that the claims under or in connection with the notes will be partially or fully converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with, or even junior to, UBS’ obligations under the notes. Consequently, holders of notes may lose all of some of their investment in the notes. In the case of restructuring proceedings with respect to a systemically important Swiss bank (such as UBS), the creditors whose claims are affected by the restructuring plan will not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan has been approved by FINMA, the rights of a creditor to seek judicial review of the restructuring plan (e.g., on the grounds that the plan would unduly prejudice the rights of holders of notes or otherwise be in violation of the Swiss Banking Act) are very limited. In particular, a court may not suspend the implementation of the restructuring plan. Furthermore, even if a creditor successfully challenges the restructuring plan, the court can only require the relevant creditor to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated or how it would be funded.

Uncertain Tax Treatment

Significant aspects of the tax treatment of the notes are uncertain. There are no statutory provisions, regulations, published rulings, judicial decisions or administrative determinations addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid derivative contracts that are not debt. Accordingly, it is possible that your notes could alternatively be treated for tax purposes, and that the timing and character of the income or loss on your notes could be materially and adversely affected.

In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether the holder of an instrument similar to the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your notes for U.S. federal income tax purposes in accordance with the treatment described above under “Supplemental discussion of U.S. federal income tax consequences” and under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.

Prospective purchasers of notes should consult their tax advisors as to the U.S. federal, state, local, non.-U.S. and other tax consequences to them of the purchase, ownership and disposition of the notes. For more information, see “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement.

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THE UNDERLIER

We have derived all information contained in this preliminary pricing supplement regarding the MSCI EAFE® Index (“MSCI EAFE”), including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by MSCI Inc (the “underlier sponsor”). UBS has not conducted any independent review or due diligence of any publicly available information with respect to MSCI EAFE.

The underlier is a free float-adjusted market capitalization index that is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East. The underlier includes components from all countries in Europe, Australia and the Far East that are designated by the underlier sponsor as Developed Markets.

The five largest developed market countries included in the underlier and their relative weightings as of December 31, 2018 are: Japan (24.61%), the United Kingdom (16.94%), France (11.10%), Germany (8.82%) and Switzerland (8.65%). Other countries account for 29.88% and include Australia, Austria, Belgium, Denmark, Finland, Hong Kong, Ireland, Israel, Italy, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain and Sweden. With 920 constituents, the underlier covers approximately 85% of the free float-adjusted market capitalization in each country.

As of December 31, 2018, the companies included in the underlier were divided into eleven global industry classification sectors, each having a relative weight as follows: Financials (19.49%), Industrials (14.31%), Consumer Staples (11.57%), Consumer Discretionary (11.23%), Health Care (11.18%), Materials (7.37%), Information Technology (5.96%), Energy (5.86%), Communication Services (5.55%), Utilities (3.76%) and Real Estate (3.73%).

As of the close of business on September 21, 2018, MSCI and S&P Dow Jones Indices LLC updated the Global Industry Classification Sector structure. Among other things, the update broadened the Telecommunications Services sector and renamed it the Communication Services sector. The renamed sector includes the previously existing Telecommunication Services Industry group, as well as the Media Industry group, which was moved from the Consumer Discretionary sector and renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group contains three industries: Media, Entertainment and Interactive Media & Services. The Media industry continues to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry contains the Movies & Entertainment sub-industry (which includes online entertainment streaming companies in addition to companies previously classified in such industry prior to September 21, 2018) and the Interactive Home Entertainment sub-industry (which includes companies previously classified in the Home Entertainment Software sub-industry prior to September 21, 2018 (when the Home Entertainment Software sub-industry was a sub-industry in the Information Technology sector)), as well as producers of interactive gaming products, including mobile gaming applications). The Interactive Media & Services industry and sub-industry includes companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and includes search engines, social media and networking platforms, online classifieds and online review companies. The Global Classification Sector structure changes were implemented in the underlier in connection with the November 2018 semi-annual index review.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus. Information about the underlier, including the methodology used to calculate the underlier, is available at msci.com/resources/factsheets/index_fact_sheet/msci-eafe-index-usd-price.pdf. We are not incorporating by reference the website or any material it includes in this preliminary pricing supplement or any of the documents incorporated herein by reference.

Supplemental Information with Respect to the MSCI EAFE Index

The following information supplements the general description of the MSCI EAFE contained in the accompanying index supplement.

Determining the Market Investable Equity Universes

Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum market capitalization. The equity universe minimum size requirement applies to companies in all markets and is derived as follows:

•	First, the companies in the developed market equity universe are sorted in descending order of full market capitalization and the cumulative coverage of the free float-adjusted market capitalization of the developed market equity universe is calculated for each company. Each company’s free float-adjusted market capitalization is represented by the aggregation of the free float-adjusted market capitalization of the securities of that company in the equity universe.

•	Second, when the cumulative free float-adjusted market capitalization coverage of 99% of the sorted equity universe is achieved, by adding each company’s free float-adjusted market capitalization in descending order, full market capitalization of the company that reaches the 99% threshold defines the equity universe minimum size requirement.

•	The rank of this company by descending order of full market capitalization within the developed market equity universe is noted, and will be used in determining the equity universe minimum size requirement at the next rebalance.

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As of November 2014, the equity universe minimum size requirement was set at US $209,000,000. Companies with a full market capitalization below this level are not included in any market investable equity universe. The equity universe minimum size requirement is reviewed and, if necessary, revised at each semi-annual index review.

Minimum Foreign Room Requirement: This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

See “MSCI Indices — Constructing the MSCI Global Investable Market Indices — Determining the Market Investable Equity Universes” in the accompanying index supplement.

Calculation Methodology for the MSCI Indices

The performance of the MSCI EAFE is a free float weighted average of the U.S. dollar values of their component securities. Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange or exchanges in each market. In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation. Closing prices are converted into U.S. dollars, as applicable, using the closing spot exchange rates calculated by WM/Reuters at 4:00 P.M. London Time.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus.

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Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

The following table sets forth the quarterly closing high, quarterly closing low and quarterly closing levels for the underlier, based on the daily closing level as reported by Bloomberg, without independent verification. Bloomberg reports the closing level of the MSCI EAFE Index to fewer decimal places than MSCI, the underlier sponsor. UBS has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The closing level of the underlier on January 25, 2019 was 1,813.63. Past performance of the underlier is not indicative of the future performance of the underlier.

Quarterly Closing High, Closing Low and Closing Levels of the Underlier*

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Close
1/1/2014	3/31/2014	1,940.23	1,796.86	1,915.69
4/1/2014	6/30/2014	1,992.69	1,882.24	1,972.12
7/1/2014	9/30/2014	1,995.49	1,846.08	1,846.08
10/1/2014	12/31/2014	1,848.79	1,714.64	1,774.89
1/1/2015	3/31/2015	1,900.90	1,697.01	1,849.34
4/1/2015	6/30/2015	1,949.49	1,842.46	1,842.46
7/1/2015	9/30/2015	1,894.42	1,609.50	1,644.40
10/1/2015	12/31/2015	1,779.25	1,654.98	1,716.28
1/1/2016	3/31/2016	1,716.28	1,492.43	1,652.04
4/1/2016	6/30/2016	1,716.51	1,520.94	1,608.45
7/1/2016	9/30/2016	1,734.72	1,573.30	1,701.69
10/1/2016	12/31/2016	1,704.84	1,614.17	1,684.00
1/1/2017	3/31/2017	1,812.06	1,676.93	1,792.98
4/1/2017	6/30/2017	1,916.37	1,774.47	1,883.19
7/1/2017	9/30/2017	1,981.49	1,874.10	1,973.81
10/1/2017	12/31/2017	2,050.79	1,971.41	2,050.79
1/1/2018	3/31/2018	2,186.65	1,989.61	2,005.67
4/1/2018	6/30/2018	2,066.80	1,938.95	1,958.64
7/1/2018	9/30/2018	2,011.48	1,905.44	1,973.60
10/1/2018	12/31/2018	1,970.26	1,683.36	1,719.88
1/1/2019*	1/25/2019*	1,813.63	1,708.59	1,813.63

*	As of the date of this preliminary pricing supplement, available information for the first calendar quarter of 2019 includes data for the period from January 1, 2019 through January 25, 2019. Accordingly, the “Quarterly Closing High”, “Quarterly Closing Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2019.

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The graph below illustrates the performance of the underlier from January 1, 2009 through January 25, 2019, based on information from Bloomberg. The dotted line represents a hypothetical buffer level, which is equal to 95.00% of 1,813.63, which was the closing level of the underlier on January 25, 2019. The actual buffer level will be determined on the trade date. Past performance of the underlier is not indicative of the future performance of the underlier.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this preliminary pricing supplement, the accompanying product supplement, the accompanying index supplement, or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This preliminary pricing supplement, the accompanying product supplement, the accompanying index supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this preliminary pricing supplement, the accompanying product supplement, the accompanying index supplement, and the accompanying prospectus is current only as of the respective dates of such documents.

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TABLE OF CONTENTS
Preliminary Pricing Supplement

Page
Summary Information	ii
Investor Suitability	1
Key Terms	2
Hypothetical Examples	6
Additional Risk Factors Specific to Your Notes	9
The Underlier	15

Product Supplement dated November 1, 2018
Product Supplement Summary	PS-1
Hypothetical Returns on the Underlier-Linked Notes	PS-16
Risk Factors	PS-31
General Terms of the Notes	PS-45
Use of Proceeds and Hedging	PS-61
Material U.S. Federal Income Tax Consequences	PS-62
ERISA Considerations	PS-69
Supplemental Plan of Distribution (Conflicts of Interest)	PS-70

Index Supplement dated October 31, 2018
Index Supplement Summary	IS-1
Underlying Indices And Underlying Index Publishers	IS-2
Dow Jones Industrial AverageTM	IS-2
NASDAQ-100 Index®	IS-4
Russell 2000® Index	IS-10
S&P 500® Index	IS-15
Commodity Indices	IS-20
Bloomberg Commodity IndexSM	IS-20
UBS Bloomberg Constant Maturity Commodity Index Excess Return	IS-27
Non-U.S. Indices	IS-32
EURO STOXX 50® Index	IS-32
FTSETM 100 Index	IS-38
Hang Seng China Enterprises Index	IS-41
MSCI Indexes	IS-45
MSCI-EAFE® Index	IS-45
MSCI® Emerging Markets IndexSM	IS-45
MSCI® Europe Index	IS-45

Prospectus dated October 31, 2018
Introduction	1
Cautionary Note Regarding Forward-Looking Statements	3
Incorporation of Information About UBS AG	4
Where You Can Find More Information	5
Presentation of Financial Information	6
Limitations on Enforcement of U.S. Laws Against UBS, Its Management and Others	6
UBS	7
Swiss Regulatory Powers	10
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	32
Legal Ownership and Book-Entry Issuance	47
Considerations Relating to Indexed Securities	52
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	55
U.S. Tax Considerations	58
Tax Considerations Under the Laws of Switzerland	69
Benefit Plan Investor Considerations	71
Plan of Distribution	73
Conflicts of Interest	75
Validity of the Securities	76
Experts	76

$

UBS AG

Capped Leveraged Buffered MSCI EAFE® Index-Linked Medium-Term Notes due

UBS Securities LLC